UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of August 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No  ☒

Lisbon, August 12th 2005

Reuters:        EDP.LS / EDP.N

Bloomberg:   EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello

Phone +351 210012834 Fax:    +351 210012899

Email: ir@edp.pt

ANEEL REVISES ESCELSA’S 2004 TARIFF INCREASE AND

APPROVES 2005 TARIFF ADJUSTMENT

ANEEL, the Brazilian Electricity Regulator, has approved Escelsa’s final average 2004 tariff increase – previously defined, on a provisional basis, within the scope of the triennial tariff revision for that company on August 7, 2004 – amending the previous increase from 6.33% to 8.58%.

This final review results from the amendment of Escelsa’s regulated asset base, depreciation rate and operating costs of the reference company, as shown in the table below:

Final Figures for the Tariff Revision of August 2004

R$ million	Provisional	Final
Gross Regulated Asset Base	1,644	2,094
Net Regulated Asset Base	921	928
Depreciation Rate (%)	4.45%	4.25%
Costs of Reference Company	216	217
Tariff Repositioning (%)	6.33%	8.58%

This review impacts the tariff base defined in August 2004, which is the starting date of the regulatory period ending August 2007. The retroactive impact of this review on Escelsa’s operating results, between August 2004 and August 2005, amounts to R$17.2 million (€6 million), and will be recovered through the tariffs until August 7, 2006.

In addition, within the scope of the annual tariff adjustment, that reflects the pass-through of some costs components incurred by the

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal Share

Capital € 3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805     Company Tax Number 500 697 256

company for the twelve months ended August 7, 2005, namely (i) in non-controllable costs (“Parcela A”) and (ii) the adjustment of controllable costs (“Parcela B”) to inflation (IGPM adjusted by an X factor), ANEEL granted Escelsa a 6.93% average tariff increase, starting August 7, 2005. This increase already reflects the amendment to the 2004 tariff revision.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated August 12, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer